

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

<u>Via E-mail</u>
Mr. Daniel Weirich
Chief Financial Officer and Secretary
8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131

> **Re: 8x8, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed May 27, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed July 25, 2014**
> **File No. 000-21783**

Dear Mr. Weirich:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q For the Quarter Ended June 30, 2014

Results of Operations, page 24

Service Revenue, page 24

1.	We note you attribute the 29.3% increase in service revenue to an increase in your business customer subscriber base and an increase in the average monthly service revenue per customer. Please expand your discussion to describe, in quantified detail, the impact of the various items affecting service revenue so that underlying reasons for the changes in service revenue, and any trends in service revenue, are transparent to a reader. In this regard, you should separately address the impact of the acquisition of Voicenet as well as the other significant factors, i.e. growth in organic subscriber base and the increase in average service revenue per customer.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director